Exhibit (e) (13)

Rhône - Poulenc

Stock Options Plan

1998

LOGO RHÔNE-POULENC

Rhône-Poulenc Stock Option Plan
1998

Overview of the Plan

The 1998 Rhône-Poulenc Stock Option Plan was authorized by the Company’s shareholders meting.  Each stock option gives you the right, but not the obligation, to subscribe one Rhône-Poulenc SA newly issued share.  The exercise price is defined below.  The options are granted irrevocably for a fixed period of time (ten years).  They become vested (can be exercised) after five years(1) for French tax residents and three years for other participants.  Generally, your options will expire if you cease to be an employee of one of the companies of the Rhône-Poulenc Group.

External administrators have been selected to support the day-to-day operations of the Plan, in particular the exercise of options and the maintenance of an account for each participant.  The process to exercise these options may differ slightly based on your country and your company within the Group.  Further information about this procedure will be provided to you shortly.

Conditions of the Grant

The specific features of the 1998 Stock Option Plan as decided by the Board of Directors are as follows:

Grant Date:	December 16, 1997

Reference Price:	260.63 FF

Discount:	5%

Exercise Price:	247.60 FF

Vesting Date:	January 6, 2001 (January 6, 2003 for French Residents)

Exercise Period:	from January 6, 2001 through December 16, 2007 inclusive

Eligibility to Exercise Your Options

You must be actively employed by of one of the companies of the Rhône-Poulenc Group at the time you exercise your options.  However, there are several exceptions to this rule, including:

•                                          In the case of a resignation or lay-off, you have up to six months from the date your employment ends in which to exercise any vested options.  Any options which are not vested on your last day of active employment will be forfeited.

(1)                                  Except in some specific cases. (Please consult with your HR department.)

•                                          In the case of retirement, early retirement or disability, your options will continue to vest and can be exercised in the same fashion and under the same conditions as if you were actively employed.

•                                          In the case of a participant’s death, all options granted to date will be automatically vested.  The participant’s estate will have up to six months from the date of death to exercise the options.

Information about Exercising Your Options

Once your stock options are fully vested, you may exercise them at any time during the exercise period.  While the specific procedures for exercising options may differ from country to country, these are several general rules which will always apply:

•                                          You may either choose to: 1) exercise your options and retain the stock (under this approach, you must advance the funds necessary to subscribe the shares based on the exercise price); or 2) utilize a “cashless” exercise in which you exercise the options and immediately resell the newly created shares.

•                                          The exercise of your stock options (and corresponding sale of shares, if appropriate) is transacted as soon as possible after a request is received and your eligibility is verified.

•                                          There are certain administrative and financing fees associated with any stock option transaction.  These fees are charged to the participant.  The amount of the fee is dependent on the size and type of transaction.

Special Circumstances For Options Exercised Between January 1st and the Dividend Payment Date:  There is a special process for stock options that are exercised between January 1st of any year and the date on which dividends are paid in that year.  Any Rhône-Poulenc shares that are issued upon the exercise of options in this time period do not entitle the shareholder to the upcoming dividend payment.

These shares, because they are not entitled to dividends until the next calendar year, are traded on the cash settlement market at a price below that of existing ordinary shares traded on the monthly settlement.  As a result, this price differential will reduce the amount of the gain to which you might otherwise be entitled at the time of exercise.

Taxation

In most countries, stock options are subject to some form of taxation.  The types of taxation vary from taxing the stock options at the time of grant to taxing options at the time of exercise as either ordinary income, capital gains or at a special rate.  The amount, or percent, of taxation also obviously varies from country to country.  It is impossible to note the current laws for each country; rather, you are encouraged to consult your tax advisor or local Human Resource Department for information about your country’s specific tax rules and regulations related to stock options.

This booklet gives you a summary of the terms and conditions of the 1998 Rhône-Poulenc Stock Options Plan.  It is for information purposes only.  The Company reserves the right to modify these terms and conditions as necessary.  Participants will appreciate that the Plan is established in accordance with French law and formal Plan Documents.  It is these documents (French version) which will serve as the sole document of reference should any dispute arise.